Exhibit 99.1


GERDAU S.A.
Condensed consolidated
interim financial information
at September 30, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Gerdau S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Gerdau S.A. and its subsidiaries (the "Company") as of September 30, 2004 and 2003, and the related condensed consolidated statements of income, of comprehensive income and of cash flows for each of the three-month and nine-month periods ended September 30, 2004 and 2003 and the related condensed consolidated statement of changes in shareholders' equity for the nine-month periods ended September 30, 2004 and 2003. This interim financial information is the responsibility of the Company's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2003, and the related consolidated statements of income and of cash flows for the year then ended (not presented herein), and in our report dated February 20, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.


PricewaterhouseCoopers                                     Porto Alegre, Brazil
Auditores Independentes                                    November 3, 2004


                                                             GERDAU S.A.
                                                CONDENSED CONSOLIDATED BALANCE SHEETS
                                       (in thousands of U.S. Dollars, except number of shares)

------------------------------------------------------------------------------------------------------------------------------------


                                                               ASSETS

                                                                                 SEPTEMBER 30, (UNAUDITED)
                                                                                ----------------------------     DECEMBER
                                                                        NOTE         2004           2003         31, 2003
                                                                       ------   -------------  --------------  -------------

              Current assets
                          Cash and cash equivalents                                  255,636         126,948         92,504
                          Restricted cash                                              4,277               -          1,935
                          Short-term investments                                     412,201         362,030        236,137
                          Trade accounts receivable, net                             785,746         470,666        465,857
                          Inventories                                      3       1,111,002         784,848        797,961
                          Unrealized gains on derivatives                  9               -          17,471          9,599
                          Deferred income taxes                                      104,099          46,682         49,451
                          Tax credits                                                 48,382          30,125         37,953
                          Prepaid expenses                                            24,459          22,149         21,859
                          Other                                                       64,022          49,030         46,576
                                                                                  ----------      ----------       --------
                                                     Total current assets          2,809,824       1,909,949      1,759,832

              Non-current assets
                          Property, plant and equipment, net               4       2,497,101       2,426,226      2,304,158
                          Deferred income taxes                                      181,976         126,697        231,306
                          Judicial deposits                                6          35,112          46,223         66,121
                          Unrealized gains on derivatives                  9               -             204             86
                          Equity investments                                         197,169         133,823        153,555
                          Investments at cost                                          8,045           7,407         23,854
                          Goodwill                                                   135,103         119,231        119,531
                          Prepaid pension cost                                        44,192          32,367         35,253
                          Other                                                       72,860          87,305         77,138
                                                                                  ----------      ----------       --------
                                                     Total asset                   5,981,382       4,889,432      4,770,834
                                                                                  ==========      ==========      =========


                                                                F-2


                                                             GERDAU S.A.
                                                CONDENSED CONSOLIDATED BALANCE SHEETS
                                       (in thousands of U.S. Dollars, except number of shares)
------------------------------------------------------------------------------------------------------------------------------------

                                                             LIABILITIES

                                                                                     SEPTEMBER 30, (UNAUDITED)
                                                                                  -------------------------------      DECEMBER
                                                                        NOTE           2004             2003           31, 2003
                                                                       ------     --------------   --------------   --------------
  Current liabilities
        Short-term debt                                                   5           355,214          580,706          479,586
        Current portion of long-term debt                                 5           271,232          370,558          318,910
        Debentures                                                        5             2,678          112,938            1,048
        Trade accounts payable                                                        535,355          341,957          372,518
        Income taxes payable                                                          133,967           33,972           27,790
        Unrealized losses on derivatives                                  9            12,658           31,837           29,582
        Deferred income taxes                                                           6,052            6,050            7,286
        Payroll and related liabilities                                                67,297           55,074           54,478
        Dividends and interest on equity payable                                       45,457           22,775           53,202
        Taxes payable, other than income taxes                                         70,922           24,359           26,482
        Other                                                                          90,499           65,093           88,280
                                                                                -------------    -------------     ------------
                                     Total current liabilities                      1,591,331        1,645,319        1,459,162

  Non-current liabilities
        Long-term debt, less current portion                              5         1,224,815        1,097,854        1,132,429
        Debentures                                                        5           183,827          158,716          155,420
        Deferred income taxes                                                         112,379           72,536           72,125
        Accrued pension and other post-retirement benefits obligation                 105,818          110,950          108,679
        Provision for contingencies                                       6            77,003           87,883          102,060
        Taxes payable in installments                                                  23,787            3,200            3,642
        Unrealized losses on derivatives                                  9             9,024            3,292           11,445
        Other                                                                          58,616           49,606           57,812
                                                                                -------------    -------------     ------------
                                     Total non-current liabilities                  1,795,269        1,584,037        1,643,612
                                                                                -------------    -------------     ------------
                                              Total liabilities                     3,386,600        3,229,356        3,102,774

COMMITMENTS AND CONTINGENCIES                                             6

Minority interest                                                                     382,338          380,200          264,997

SHAREHOLDERS' EQUITY                                                      7

Preferred shares - no par value
193,771,574 shares issued at September 30, 2004 and 2003 and
  December 31, 2003, after giving, at September 30, 2003
  and December 31, 2003, retroactive effect to the stock
  bonus approved on April 29, 2004 (Note 7.1)                                       1,016,846          653,344          653,344
Common shares - no par value
  102,936,448 shares issued at September 30, 2004 and 2003 and
  December 31, 2003, after giving, at September 30, 2003
  and December 31, 2003, retroactive effect to the stock bonus
  approved on April 29, 2004 (Note 7.1)                                               522,358          329,257          329,257
Additional paid-in capital                                                              3,448            3,187            3,271
Treasury stock - 1,573,200 and 690,000 preferred shares at
  Sept 30, 2004 and December 31, 2003, respectively, after giving, at December 31, 2003, retroactive effect to the stock bonus approved on April 29, 2004 (Note 7.1)
Legal reserve                                                                          64,517           43,637           63,834
Retained earnings                                                                   1,334,307        1,056,906        1,161,527
Cumulative other comprehensive loss
  - Foreign currency translation adjustment                                          (702,257)        (783,967)        (790,731)
  - Additional minimum pension liability                                              (11,519)         (16,590)         (11,519)
  - Unrealized loss on cash flow hedge                                                      -           (5,898)               -
                                                                                -------------    -------------     ------------
                                   Total shareholders' equity                       2,212,444        1,279,876        1,403,063

                                                                                -------------    -------------     ------------
                                   Total liabilities and
                                      shareholders' equity                          5,981,382        4,889,432        4,770,834
                                                                                =============    =============     ============



The accompanying notes are an integral part of this condensed consolidated interim financial information.



                                                                F-3



                                                             GERDAU S.A.
                                         CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
                            (in thousands of U.S. Dollars, except number of shares and per share amounts)
------------------------------------------------------------------------------------------------------------------------------------

                                                           THREE-MONTH PERIOD ENDED        NINE-MONTH PERIOD ENDED
                                                   NOTE    SEPTEMBER 30, (UNAUDITED)       SEPTEMBER 30, (UNAUDITED)
                                                  -------  --------------------------    ----------------------------
                                                              2004          2003              2004          2003
                                                           ------------  ------------    -------------  -------------
Sales                                                        2,088,128     1,294,239        5,550,097     3,603,525
  Less: Federal and state excise taxes                        (194,558)     (114,897)        (511,971)     (304,540)
  Less: Discounts                                              (24,249)      (19,249)         (61,160)      (62,816)

Net sales                                                    1,869,321     1,160,093        4,976,966     3,236,169
  Cost of sales                                             (1,236,877)     (884,041)      (3,424,675)   (2,465,220)
                                                           ------------  ------------    -------------  -------------
Gross profit                                                   632,444       276,052        1,552,291       770,949
  Sales and marketing expenses                                 (35,553)      (36,440)        (105,989)     (101,887)
  General and administrative expenses                          (92,717)      (58,811)        (242,009)     (156,472)
  Other operating income (expenses), net            6           32,783        (3,473)          32,219       (13,507)
                                                           ------------  ------------    -------------  -------------

Operating income                                               536,957       177,328        1,236,512       499,083
  Financial expenses                                           (50,057)      (34,000)        (115,345)     (161,244)
  Financial income                                              30,944        10,502           50,398        48,440
  Foreign exchange gains and losses, net                        89,367       (17,565)         (13,836)      170,109
  Gains and losses on derivatives, net                         (37,590)      (36,870)             143      (199,473)
  Equity in earnings of unconsolidated
   companies, net                                               55,674          (729)         103,142         8,528
                                                           ------------  ------------    -------------  -------------

Income before taxes on income and
  minority  interest                                           625,295        98,666        1,261,014       365,443

Provision for taxes on income                      11
  Current                                                     (108,155)      (23,579)        (217,488)      (75,686)
  Deferred                                                       7,874         7,155          (50,678)       78,341
                                                           ------------  ------------    -------------  -------------
                                                              (100,281)      (16,424)        (268,166)        2,655
                                                           ------------  ------------    -------------  -------------

Income before minority interest                                525,014        82,242          992,848       368,098

Minority interest                                              (63,327)         (139)        (123,835)      (35,041)

                                                           ------------  ------------    -------------  -------------
Net income                                                     461,687        82,103          869,013       333,057
                                                           ============  ============    =============  =============

PER SHARE DATA (IN US$)                             8
Basic earnings per share
  Preferred                                                       1.56          0.28            2.94          1.12
  Common                                                          1.56          0.28            2.94          1.12

Diluted earnings per share
  Preferred                                                       1.56          0.28            2.93          1.12
  Common                                                          1.56          0.28            2.93          1.12

Number of weighted-average common shares
  outstanding after giving retroactive effect to
  stock bonus (Note 7.1) - Basic and diluted
                                                           102,936,448   102,936,448     102,936,448   102,936,448
                                                           ===========  ============    ============  ============

Number of weighted-average preferred shares
  outstanding after giving retroactive effect
  to stock bonus (Note 7.1) - Basic
                                                           192,198,374   193,771,574     192,320,954   193,771,574
                                                          ============  ============    ============  ============

Number of weighted-average preferred shares
  outstanding after giving retroactive effect
  to stock bonus (Note 7.1) - Diluted                      193,125,088   193,942,122     193,251,556   193,943,572
                                                          ============  ============    ============  ============

The accompanying notes are an integral part of this condensed consolidated interim financial information.



                                                                F-4




                                                             GERDAU S.A.
                                  CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
                                                   (in thousands of U.S. Dollars)
-------------------------------------------------------------------------------------------------------------------

                                                           THREE-MONTH PERIOD ENDED        NINE-MONTH PERIOD ENDED
                                                           SEPTEMBER 30, (UNAUDITED)       SEPTEMBER 30, (UNAUDITED)
                                                           --------------------------    ----------------------------
                                                              2004          2003              2004          2003
                                                           ------------  ------------    -------------  -------------
NET INCOME AS REPORTED IN THE CONSOLIDATED
  STATEMENT OF INCOME                                        461,687        82,103          869,013        333,057
Foreign currency translation adjustments                     164,954        (9,699)          88,474        150,885
Unrealized loss on cash flow hedge, net of taxes                   -        (3,416)               -         (3,588)
                                                          -----------  ------------      -----------    -----------

COMPREHENSIVE INCOME FOR THE PERIOD                          626,641        68,988          957,487        480,354
                                                          ===========  ============      ===========    ===========


The accompanying notes are an integral part of this condensed consolidated interim financial information.



                                                                F-5




                                                             GERDAU S.A.
                       CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)
                                      (in thousands of U.S. Dollars, except and per share data)
-----------------------------------------------------------------------------------------------------------------------

                                                                                                              CUMULATIVE
                                                                       ADDITIONAL                                OTHER
                                                   PREFERRED   COMMON   PAID-IN   TREASURY   LEGAL   RETAINED COMPREHENSIVE
                                             NOTE   SHARES     SHARES   CAPITAL    STOCK    RESERVE  EARNINGS     LOSS       TOTAL

BALANCES AS OF JANUARY 1, 2003                     562,801    281,158    2,086         -     36,105   936,612   (953,752)   865,010
Net income                                               -          -        -         -          -   333,057          -    333,057
Capitalization of reserves                          90,543     48,099        -         -          -  (138,642)         -          -
Foreign currency translation adjustment                  -          -        -         -          -         -    150,885    150,885
Appropriation of reserves                                -          -    1,024         -      7,532    (8,556)                    -
Unrealized loss on cash flow hedge,
  net of tax                                             -          -        -         -          -         -     (3,588)    (3,588)
Stock option plan expense recognized
  during the period                                      -          -       77         -          -         -          -        77
Dividends (interest on equity) - $0.22
  per Common share and Preferred share (*)   7.2         -          -        -         -          -   (65,565)         -   (65,565)
                                                   ---------------------------------------------------------------------------------

BALANCES AS OF SEPTEMBER 30, 2003                  653,344    329,257    3,187         -     43,637 1,056,906   (806,455) 1,279,876

BALANCES AS OF JANUARY 1, 2004                     653,344    329,257    3,271    (5,920)    63,834 1,161,527   (802,250) 1,403,063
Net income                                               -          -        -         -          -   869,013          -    869,013
Capitalization of reserves                         363,502    193,101        -         -          -  (556,603)         -          -
Appropriation of reserves                                                   34         -        683      (717)                    -
Purchase of treasury preferred shares                    -          -        -    (9,336)         -         -          -     (9,336)
Foreign currency translation adjustment                  -          -        -         -          -         -     88,474     88,474
Dividends (interest on equity) - $0.47 per
    Common share and per Preferred share     7.2
Stock option plan expense recognized during
    the period                                           -          -      143         -          -         -          -        143


BALANCES AS OF SEPTEMBER 30, 2004                1,016,846    522,358    3,448   (15,256)    64,517 1,334,307   (713,776) 2,212,444


(*) After giving retroactive effect to the stock bonus approved on April 29, 2004 described in Note 7.1. Preferred treasury stock for the nine-month period ended September 30, 2004 are not considering outstanding.



                 The accompanying notes are an integral part of this condensed consolidated interim financial information.



                                                             GERDAU S.A.
                                       CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
                                                   (in thousands of U.S. Dollars)

--------------------------------------------------------------------------------------------------------------------------------

                                                                         THREE-MONTH PERIOD ENDED       NINE-MONTHAPERIOD)ENDED
                                                                         SEPTEMBER 30, (UNAUDITED)     SEPTEMBER 30, (UNAUDITED)
                                                                         -------------------------     -------------------------
                                                                             2004            2003         2004            2003
                                                                            -------         ------     --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                461,687         82,103      869,013         333,057
  Adjustments to reconcile net income to cash flows
     from operating activities:
      Depreciation and amortization                                          42,561         53,435      174,963         150,213
      Equity in earnings (losses) on unconsolidated companies, net          (55,674)           729     (103,142)         (8,528)
      Foreign exchange (gain) loss                                          (89,367)        17,565       13,836        (170,109)
      Losses (gains) on derivative instruments                               37,590         36,870         (143)        199,473
      Minority interest                                                      63,327            139      123,835          35,041
      Deferred income taxes                                                  (7,874)        (7,155)      50,678         (78,341)
      Loss on disposal of property, plant and equipment                          95          2,566        3,172           5,015
      Provision (reversal) for doubtful accounts                                (32)         1,893        2,187           3,797
      Provision for contingencies                                             1,011            264       19,373           1,749
      Other                                                                  31,120         (3,763)      14,245           1,781

CHANGES IN ASSETS AND LIABILITIES:
  Increase in accounts receivable                                           (36,754)       (18,768)    (288,021)        (80,562)
  Decrease (increase) in inventories                                       (167,277)        22,569     (304,496)        (59,043)
  Increase in accounts payable and accrued liabilities                       76,575         24,151      165,620          45,759
  Decrease in other assets                                                   52,020         22,008       34,732          16,616
  Increase in other liabilities                                              50,958         14,174      132,592          11,420
                                                                            -------        -------      -------         --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                   459,966        248,780      908,444         407,338
                                                                            -------        -------      -------         --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment                                (97,753)       (70,732)    (248,837)       (215,883)
  Proceeds from sales of property, plant and equipment                            -              -            -              77
  Payment of installments for acquisition of Margusa                         (1,018)             -      (13,472)              -
  Payment for acquisition of Potter Form & Tie Co                                 -              -      (11,128)              -
  Payment for Distribuidora Matco S.A.                                       (3,846)             -       (3,846)              -
  Payment for acquisition of interest in Dona Francisca Energetica S.A.           -              -            -          (5,725)
  Cash balance of acquired company                                                -              -          270               -
  Purchases of short-term investments                                       (88,549)      (374,756)    (383,548)       (820,073)
  Proceeds from maturities and sales of short-term investments               25,088        328,128      265,195         864,171
  Others                                                                          -           (775)     (10,147)             (8)
                                                                            -------        -------      -------         --------
NET CASH USED IN INVESTING ACTIVITIES                                      (166,078)      (118,135)    (405,513)       (177,441)
                                                                            -------        -------      -------         --------



                                                             GERDAU S.A.
                                       CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
                                                   (in thousands of U.S. Dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                                                                  THREE-MONTH PERIOD ENDED                NINE-MONTHAPERIOD)ENDED
                                                                  SEPTEMBER 30, (UNAUDITED)              SEPTEMBER 30, (UNAUDITED)
                                                                  --------------------------             -------------------------
                                                                      2004            2003                  2004          2003
                                                                  ----------         -------             ----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Cash dividends (interest on equity) paid                          (87,771)        (18,412)              (181,011)     (97,936)
  Purchase of treasury shares                                             -               -                 (9,336)           -
  Decrease (increase) in restricted cash                               (947)              -                 (2,039)      16,418
  Debt issuance, short term                                          68,634         135,257                250,482      771,931
  Debt issuance, long term                                          328,671         143,301                626,769      743,798
  Repayment of debt, short term                                    (326,330)       (312,495)              (568,897)    (999,218)
  Repayment of debt, long term                                     (176,457)        (48,433)              (475,532)    (571,081)
  Net related party debt loans and repayments                         5,196          (2,510)                 6,688       (5,875)
  Other                                                                   -              44                      -            9
                                                                  ----------      ----------             ----------   ----------
NET CASH USED IN FINANCING ACTIVITIES                              (189,004)       (103,248)              (352,876)    (141,954)
                                                                  ----------      ----------             ----------   ----------

Effect of exchange rate changes on cash                              (4,301)         (3,337)                 1,771       (1,452)

Increase in cash and cash equivalents                               100,583          24,060                151,826       86,491
Cash and cash equivalents at beginning of period                    155,053         102,888                 92,504       40,457
Cash of Dona Francisca Energetica S.A. as of
   January 1(o), 2004 (Note 2.5)                                          -               -                 11,306            -
                                                                  ----------      ----------             ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          255,636         126,948                255,636      126,948
                                                                  ==========      ==========             ==========   ==========

NON-CASH TRANSACTIONS
  Release of judicial deposits to settlement
    tax contingencies (Note 6)                                      118,587               -                118,587            -
                                                                  ==========      ==========             ==========   ==========


                 The accompanying notes are an integral part of this condensed consolidated interim financial information.


                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


1    OPERATIONS

     Gerdau S.A. is a sociedade anonima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. ("Gerdau") in Brazil and of its subsidiaries in Canada, Chile, the United States and Uruguay and its affiliate in Argentina (collectively the "Company") comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

     The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada and Chile and, to a lesser extent, in Argentina and Uruguay.


2    BASIS OF PRESENTATION

2.1  STATUTORY RECORDS

     The accompanying condensed consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), which differ in certain aspects from the accounting practices adopted in Brazil ("Brazilian GAAP") applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

     The condensed consolidated financial information for the nine-month periods ended September 30, 2004 and 2003 is unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results to be expected for the entire year.

     This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2003 and should be read in conjunction therewith.

     However, as mentioned in Note 2.5, as a result of the application effective January 1, 2004 of Interpretation N(0) 46 (FIN 46-R) "Consolidation of Variable Interest Entities - An interpretation of ARB N(0) 51 (revised December 2003)" issued by the Financial Accounting Standards Board (FASB) as from January 1, 2004 the investment in Dona Francisca Energetica S.A. is being consolidated.

2.2  CURRENCY REMEASUREMENT

     The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated or remeasured, as appropriate, following the criteria established in SFAS No. 52, "Foreign Currency Translation" from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

     The Company's main operations are located in Brazil, the United States, Canada and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in United States dollars, are translated from the functional currency into the US dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


     rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in "Cumulative other comprehensive loss" within shareholders' equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3  CONTROLLING SHAREHOLDER

     As of September 30, 2004, the Company's parent, Metalurgica Gerdau S.A. ("MG", collectively with its subsidiaries and affiliates, the "Conglomerate") owned 48.23% (December 31, 2003 - 48.22%; September 30, 2003 - 48.22%) of the total capital of the Company. MG's share ownership consisted of 85.76% (December 31, 2003 - 85.71%; September 30, 2004 -
     85.71%) of the Company's voting common shares and 28.30% (December 31, 2003
     - 28.31%; September 30, 2003 - 28.31%) of its non-voting preferred shares.

2.4  STOCK BASED COMPENSATION PLANS

     Gerdau Ameristeel Corp ("Gerdau Ameristeel") and subsidiaries and, as from April 30, 2003, Gerdau S.A. maintain stock based compensation plans. The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations. SFAS No. 123 "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the accounting criteria of SFAS No. 123 been adopted. The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.

                                                                          THREE-MONTH PERIOD ENDED          NINE-MONTHAPERIOD)ENDED
                                                                          SEPTEMBER 30, (UNAUDITED)        SEPTEMBER 30, (UNAUDITED)
                                                                          --------------------------       -------------------------
                                                                              2004            2003             2004          2003
                                                                          ----------         -------       ----------    -----------
Net income as reported                                                      461,687          82,103          869,013        333,057
Reversal of stock-based compensation cost included in the
   determination of net income as reported
                                                                                 48              46              143             77

Stock-based compensation cost following the fair value method                  (258)           (255)            (744)          (590)
                                                                          ----------         -------         ----------    ---------
Pro-forma net income                                                        461,477          81,894          868,412        332,544
                                                                          ==========         =======         ==========    =========

Earnings per share - basic
  Common - As reported and pro-forma                                           1.56            0.28             2.94           1.12
  Preferred - As reported and pro-forma                                        1.56            0.28             2.94           1.12

Earnings per share - diluted
  Common - As reported and pro-forma                                           1.56            0.28             2.93           1.12
  Preferred - As reported and pro-forma                                        1.56            0.28             2.93           1.12


                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


     The following assumptions were used to estimate the compensation following the fair value method for compensation in stock of Gerdau and of Gerdau Ameristeel Corp., as appropriate.

                                                                      GERDAU
                                                       GERDAU     AMERISTEEL
                                                         S.A.           CORP
                                                    ----------    -----------

     Expected dividend yield:                              7%             0%
     Expected stock price volatility:                     43%            55%
     Risk-free rate of return:                             8%             4%
     Expected period until exercise:                3.8 years        5 years

2.5  RECENT ACCOUNTING PRONOUNCEMENTS

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an interpretation of ARB No. 51". In December of 2003, the FASB issued a revised version of FIN 46, FIN 46-R. The primary objectives of FIN 46-R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which entity should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46-R requires that the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE.

     The Company adopted FIN 46-R as of January 1, 2004.

     The company has a 51.82% interest in Dona Francisca Energetica S.A. ("Dona Francisca") a non public corporation which has as business purposes: (a) build and own a hydroelectric power plant, Usina Hidroeletrica Dona Francisca, (b) operate such plant, (c) provide technical assistance services in its area of specialty, and (d) participate in other companies if related to the construction and operation of the plant or as a temporary financial investment.

     In accordance with an agreement between the shareholders of Dona Francisca, the principal operational and financial decisions including the selection of members of the Administrative Counsel, requires the approval of at least 65% of voting shares. In accordance with Emerging Issues Task Force (EITF) No. 96-16 "Investor's Accounting for a Investee When the Investor Has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", because the minority interest shareholders have certain approval or veto rights, up to December 31, 2003, the financial position and results of Dona Francisca have not been consolidated, but included as an investment accounted for using the equity method of accounting. As described in Note 14.(a) the Company has issued a guarantee of certain debt of Dona Francisca. In accordance with FIN 46-R the Company has concluded that as of January 10, 2003, the most recent date on which the Company would have been required to reconsider the consolidation of Dona Francisca if FIN 46-R would have been effective, Dona Francisca is a variable interest entity and that the Company is the primary beneficiary. Therefore, as from January 1, 2004, Dona Francisca Energetica S.A. has been consolidated. Total consolidated assets of Dona Francisca as of September 30, 2004 amount to $151,678 and would be available to creditors of Dona Francisca to satisfy the obligations of Dona Francisca. In addition to the amount of the investment in Dona Francisca amounting to $14,791 as of September 30, 2004 the Company may be required by creditors of Dona Francisca to honor up to $18,471 in the events of arrears by Dona Francisca.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

3    INVENTORIES

                                                                    September 30,
                                                           ------------------------------       December
                                                              2004            2003              31, 2003
                                                           --------------  --------------   --------------
     Finished products                                        446,815         426,283          302,701
     Work in process                                          164,514          95,066          111,718
     Raw materials                                            282,393         143,355          171,038
     Packaging and maintenance supplies                       197,750         111,006          198,657
     Advances to suppliers of materials                        19,530           9,138           13,847
                                                           --------------  --------------   --------------
                                                            1,111,002         784,848          797,961
                                                           ==============  ==============   ==============


4   PROPERTY, PLANT AND EQUIPMENT, NET

                                                                 September 30,
                                                         ------------------------------       December
                                                            2004            2003              31, 2003
                                                         --------------  --------------   --------------
      Buildings and improvements                              942,468          981,092         913,625
      Machinery and equipment                               2,469,441        2,205,740       2,166,415
      Vehicles                                                 13,235            8,005          11,567
      Furniture and fixtures                                   35,389           20,362          23,602
      Other                                                    78,032          147,861         148,921
                                                         --------------   --------------  --------------
                                                           3,538,565        3,363,060       3,264,130
                Less: Accumulated depreciation            (1,490,117)      (1,292,408)     (1,385,604)
                                                         --------------   --------------  --------------
                                                           2,048,448        2,070,652       1,878,526
      Land                                                   194,213          156,032         219,887
      Construction in progress                               254,440          199,542         205,745
                                                         --------------   --------------  --------------
                Total                                      2,497,101        2,426,226       2,304,158
                                                         ==============   ==============  ==============


     As of September 30, 2004, machinery and equipment with a net book value of $156,700 was pledged as collateral for certain long-term debt.


5    DEBT AND DEBENTURES

     SHORT-TERM DEBT

     Short-term debt consists of working capital lines of credit and export advances with interest rates ranging from 3.03% p.a. to 10.50% p.a. for U.S. dollar denominated debt and with an interest rate of TJLP (taxa de juros de longo prazo - a nominal interest rate) + 9.13% to + 9.8% p.a. for reais denominated debt. Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

     During the first quarter of 2004, Gerdau Ameristeel Corporation obtained a $25,000, one year, 2.65% interest bearing loan from a Brazilian bank.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


                                                             ANNUAL INTEREST                 SEPTEMBER 30,
                                                                 RATE % AT           ---------------------------      DECEMBER
                                                            SEPTEMBER 30, 2004          2004           2003           31, 2003
                                                        ------------------------   ---------------------------      ------------
Long-term debt, excluding debentures, denominated
  in Brazilian reais
Working capital                                                 10.02%                  16,266         14,913           1,319
Financing for machinery                                  TJLP + 9.13% to 9.80%         226,208        220,650         208,651

LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED
IN FOREIGN CURRENCIES
(a) Long-term debt of Gerdau, Gerdau Acominas
    and Gerdau Aza S.A.
    Working capital (US$)                                       6.24% to 10.02%         77,686        245,428        270,034
    Financing for machinery and others (US$)                         3.39%             261,063        197,844        205,107
    Export Receivables Notes by Gerdau Acominas (US$)          7.321% and 7.37%        232,935        104,971        104,971
    Advances on exports (US$)                                        3.03%             229,936         62,989         63,842
    Working capital (Chilean pesos)                         Chilean banking rate -       6,288          9,383         10,367
                                                         TAB + 1.15% to 1.25%
    Financing for machinery (Chilean pesos)                 Chilean banking rate -      13,812         22,820          20,212
                                                         TAB + 1.15% to 1.25%
(b) Long-term debt of Gerdau Ameristeel
    Senior notes, net of original issue discount (US$)              10.375%            397,802        397,087         397,271
    Senior Secured Credit Facility (Canadian dollar
    -Cdn$ and US$)                                                                           -        149,991         135,027
    Industrial Revenue Bonds (US$)                              3.25% to 3.75%          27,400         36,795          27,400
    Other                                                                                6,651          5,541           7,138
                                                                                   -----------      ---------       ---------
                                                                                     1,496,047      1,468,412       1,451,339
Less: current portion                                                                 (271,232)      (370,558)       (318,910)
Long-term debt, excluding debentures, less current portion                           1,224,815      1,097,854       1,132,429
                                                                                     =========      =========       =========



Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP - fixed by the Government on a quarterly basis.

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000. The borrowings under the Senior Secured Credit Facility are secured by Gerdau Ameristeel's inventory and accounts receivable. The proceeds were used to repay existing indebtedness.

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of $105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July, 2010, and have quarterly payments starting in October 2005.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


On June 3, 2004 Gerdau Acominas S.A. placed also privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization schedule starting in July 2006.

DEBENTURES

Debentures as of September 30, 2004 include five outstanding issuances of Gerdau and convertible debentures of Gerdau Ameristeel as follows:

                                                                                          SEPTEMBER 30,           DECEMBER
                                                                                    ---------------------------
                                                        Issuance       Maturity        2004           2003        31, 2003
                                                       ------------   ------------  ------------   ------------  ------------
Third series                                              1982           2011            26,682         26,546        25,442
Seventh series                                            1982           2012             8,539          7,812         7,486
Eighth series                                             1982           2013            57,731         30,908        28,924
Ninth series                                              1983           2014             1,287         14,209        10,358
Eleventh series                                           1990           2020            10,351          6,259         6,662
Thirteenth series                                         2001           2008                 -        112,938             -
Gerdau Ameristeel's convertible debentures                1997           2007            83,508         72,982        78,230
                                                                                    ------------   ------------  ------------

                                                                                        188,098        271,654       157,102
Less debentures held by consolidated  companies
        eliminated on consolidation                                                      (1,593)             -          (634)
                                                                                    ------------   ------------  ------------
Total                                                                                   186,505        271,654       156,468
Less: current portion                                                                    (2,678)      (112,938)       (1,048)
                                                                                    ------------   --------------------------
Total debentures - long-term                                                            183,827        158,716       155,420
                                                                                    ============   ============  ============


Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Deposito Interbancario, interbank interest rate). The annual average nominal interest rates were 16.63%, 22.55% and 23.94% as of September 30, 2004 and 2003 and December 31, 2003, respectively.

Debentures issued by Gerdau AmeriSteel Corp.

The unsecured subordinated convertible debentures issued by Gerdau AmeriSteel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into Common Shares of Gerdau AmeriSteel Corp. at a conversion price of Cdn$26.25 per share.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

6        COMMITMENTS AND CONTINGENCIES

The Company is party to claims with respect to certain taxes, contributions and labor. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolutions will not have a significant effect on the consolidated financial position as of September 30, 2004, although they may have a significant effect on results of future operations or cash flows.

The following table summarizes the contingencies and related judicial deposits:

                             CONTINGENCIES                            JUDICIAL DEPOSITS
                       ----------------------------------------   ----------------------------------------
                             September 30,          December            September 30,          December
                       --------------------------                 --------------------------
Claims                    2004          2003        31, 2003         2004          2003        31, 2003
---------------------  ------------  ------------  ------------   -----------   ------------  ------------
Tax                         60,498        76,170        89,424        27,508         45,236        62,140
Labor                       13,969         9,347        10,248         5,675            624         3,546
Other                        2,536         2,366         2,388         1,929            363           435
                       ------------  ------------  ------------   -----------   ------------  ------------
                            77,003        87,883       102,060        35,112         46,223        66,121
                       ============  ============  ============   ===========   ============  ============


The amounts presented below for contingencies, provisions and related judicial deposits are as for September 30, 2004.

PROBABLE LOSSES ON TAX MATTERS, FOR WHICH A PROVISION WAS RECORDED

o Of the total provision, $17,651 relates to a contingency for compulsory loans to Eletrobras, the government-owned energy company, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court judged the proceedings against the tax payers. In relation to the Company's proceedings, some are pending decision, but the outcomes are already foreseeable, taking into consideration prior decisions. The Company established a provision relating to "compulsory loans" taking into consideration that, although the payment to Eletrobras was made as a loan: (i) the reimbursement to the Company would be in the form of shares of Eletrobras, (ii) the conversion will be made based on the equity value of the shares, and (ii) based on the current available information, the shares of Eletrobras are valued at substantially less than its equity value.

o $2,413 related to the unconstitutionality of the Social Investment Fund ("Fundo de Investimento Social" --FINSOCIAL). Altough the Federal Supreme Court has confirmed the constitutionality of the collection of tax at the 0.5% rate, some proceedings are still pending judgment, most of them in the Superior Courts.

o $6,171 related to amounts for State Value Added Tax ("Imposto Sobre Circulacao de Mercadorias e Servicos" - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

o $3,182 related to Social Contribution on Net Income ("Contribuicao Social Sobre o Lucro")(CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts. Considering the negative outcome of similar process of other companies seeking the right to pay CSSL after full offset of tax loss carryforwards without being that offset limited to 30% of taxable income, the subsidiary Gerdau Acominas S.A. decided to transfer amounts previously deposited in court for $32,908 (of which $13,561 were deposited during the quarter ended September 30, 2004) to the tax authorities as payment of CSSL that

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

     would be payable limiting the offset of tax loss carryforwards to 30%. As result of such transfer the Company settled the tax contingency previously recorded with the amounts previously deposited in court and transferred the amounts deposit during the quarter ended September 2004 to the tax authorities as a tay payment. Gerdau Acominas has not withdraw the lawsuit and if successful it would have the right to be reimbursed or receive a tax credit for the amounts currently paid. Management believes that probability of success is remote.

o    $6,994 related to Corporate Income Tax ("Imposto Renda de Pessoa Juridica -
     IRPJ), for which administrative appeals have been filed. Considering the negative outcome of similar process of other companies seeking the right to pay IRPJ after full offset of tax loss carryforwards without being that offset limited to 30% of taxable income, the subsidiary Gerdau Acominas S.A. decided to transfer amounts previously deposited in court for $85,679 (of which $32,046 were deposited during the quarter ended September 30, 2004) to the tax authorities as payment of the income tax that would be payable limiting the offset of tax loss carryforwards to 30%. As result of such transfer the Company settled the tax contingency previously recorded with the amounts previously deposited in court and transferred the amounts deposited during the quarter ended September 2004 to the tax authorities as a tax payment. Gerdau Acominas has not withdraw the lawsuit and if successful it would have the right to be reimbursed or receive a tax credit for the amounts currently paid. Management believes that probability of success is remote.

o $8,630 on contributions due to social security which correspond to suits for annulment by the Company with judicial deposits of virtually the whole amount involved, in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security ("Institutio Nacional da Seguridade Social" - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Acominas, as well as on payments for services rendered by cooperatives. This provision also refers to several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Acominas as jointly responsible. The assessments were kept administratively and challenged in annulment proceedings with deposit in court of the amount bein discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

o $707 related to contributions for the Social Integration Program ("Programa de Integracao Social" - PIS) and $2,426 related to Social Contribution on Revenues ("Contribuicao para o Financiamento da Seguridade Social" - COFINS), in connection with lawsuits questioning the constitutionality of Law 9,718 which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

o $411 related to a lawsuit brought by the subsidiary Gerdau Acominas regarding the Government Severance Indemnity Fund surcharges ("Fundo de Garantia por Tempo de Servico" - FGTS), which arose from the changes introduced by Complementary Law 110/01. Currently, the corresponding court injunction is awaiting the judgment of the extraordinary appeal filed by the Company. The provided amount is fully deposited in court.

o $7,645 related to the Emergency Capacity Charge ("Encargo de Capacidade Emergencial" - ECE), as well as $3,884 related to the Extraordinary Tariff Recompposition ("Recomposicao Tarifaria Extraordinaria - RTE), which are charges included in the electric energy bills of the Company's plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st and 2nd Regions. The Company has fully deposited in court the amount of the disputed charges.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

o $384 related to other processes of a tax nature, most of which is deposited in court.

POSSIBLE LOSSES ON TAX MATTERS FOR WHICH NO PROVISION WAS RECORDED

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

o The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $11,162. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax undue, because products for export are exempted from ICMS.

o The Company and its subsidiary Gerdau Acominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $86,099. The Company did not set up a provision for contingency in relation to these processes since it considers the tax undue, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

o The Federal Revenue Secretariat claims an amount of $19,157 related to transactions carried out by the subsidiary Gerdau Acominas under the drawback concession granted by DECEX (Foreign Trade Department) which would not be in conformity with the legislation. Gerdau Acominas filed a preliminary administrative defense of the legality of the arrangement, which is pending judgement. Since the tax credit has not been definitely set up, and considering that the arrangement that generated the mentioned demand conforms with the assumptions required for the drawback concession, and also that the concession was granted after analysis by the legal administrative authority, Gerdau Acominas considers an unfavorable outcome to be remote and, for this reason, did not set up a provision for the contingency.

UNRECOGNIZED CONTINGENT TAX ASSETS

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

o Among them is a court-order debt security issued in 1999 in favour of the Company by the state of Rio de Janeiro in the amount of $9,298 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program- PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, there is no expectation of realization of this credit in 2004 or following years.

o The Company has filed several ordinary proceedings related to the correction of the PIS calculation basis under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88. The Company expects to recover the taxes unduly paid. The Company believes that the amount under discussion totals $38.642.

     Gerdau Acominas S.A. received a final non appealable favorable decision by the court and, during the three months ended September 30, 2004, recognized a tax credit for $35,838 and a gain which is presented as a tax recovery under "Other operation income (expenses), net" in the statement of income. The tax credits recognized during the quarter ended September 30, 2004 were used to pay income taxes, and PIS and COFINS taxes due during the quarter.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

o Due to prior favorable decisions by the Courts, the Company and its subsidiary Gerdau Acominas S.A. and Margusa - Maranhao Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and its subsidiary Margusa - Maranhao Gusa S.A. have filed administrative appeals, which are pending judgement. With regard to the subsidiary Gerdau Acominas S.A., the claims were filed directly to the courts and are pending decision. The Company estimates a credit in the amount of $137,830.

LABOR CONTINGENCIES

The Company is also defending labor proceedings, for which there is a provision as of September 30, 2004 of $13,969. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at September 30, 2004, totaled $5,675.

OTHER CONTINGENCIES

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $2,536 for these claims. Escrow deposits related to these contingencies, at September 30, 2004, amount to $1,929. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as its occurrence, and therefore, not included in the provision for contingencies, are comprised by:

o An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of Sao Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law -("Secretaria de Direito Economico"- SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring ("Secretaria de Acompanhamento Economico" - SEAE). The process is pending evaluation by the Administrative Council for Economic Defense -("Conselho Administrativo de Defesa Economica" - CADE), which will decide the matter.

     Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors that the administrative process until now includes many irregularities, some of which are impossible to resolve.

     The investigations of SDE did not complied with the legal due process and representatives of this agency oriented some of the witnesses that testified in the process. In addition, the SDE report opinion was issued before Gerdau S.A. had a chance to reply to the closing arguments, which indicates that there was a bias in the judgement made by the SDE. The same applies to the SEAE report, which does not analyze the economic issues and is based exclusively on the witnesses' testimony.

     The mentioned irregularities also include non-compliance with the related constitutional provisions and will affect the decision in the administrative system, based on the conclusions presented by antitrust authorities until now. Gerdau S.A. has been pointed out and tried to defeat all these irregularities in the administrative process. Gerdau S.A. believes in a favorable outcome to this process, if not in the administrative system, possibly in the judicial system.

     Due to the facts exposed above, no provision was set up for this case. According to Brazilian legislation, fines up to 30% of gross sales revenue in the prior fiscal years may be applied against the Company and, if the personal responsibility of an executive is proven, such executive may be penalized by 10% to 50% of the fine applied to the Company. There are no precedents in the country for fines exceeding 4%. In a similar case involving flat steel companies, the fine was 1%.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


o There is a civil lawsuit filed against Gerdau Acominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at September 30, 2004, was approximately $12,948. Gerdau Acominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais, and is based on expert evidence and interpretation of the contract. The process is now with the High Court of Justice, for the judgement of the appeal. Gerdau Acominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgement is unlikely.

INSURANCE CLAIM

A civil lawsuit was filed by Sul America Cia Nacional de Seguros on August 4, 2003 against Gerdau Acominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $12,028, to settle and indemnity claim, which was deposited in court. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul America) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul America is higher than stated). After this pleading, Sul America claimed fault in the bank's representation, and the lawsuit is in its initial stage. Based on the opinion of its legal advisors, the Company expects a loss to be remote and that the sentence will declare the amount due within the amount stated in the pleading.

Also, Gerdau Acominas S.A. filed, prior to the above-mentioned lawsuit, a lawsuit for the collection of the amount recognized by the insurance companies. The lawsuit is pending. The Company expects a favorable outcome in this lawsuit.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment of the mill and loss of profits. The equipment, as well as loss of profits arising from the accident was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $21,689 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $38,480, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company's appeal, although they were not accounted for. Considering the litigation initiated in August 2003 by the insurers we have reduced the amount of the receivable as of September 30, 2004 to $12,028; the amount proposed by the insures to settle the indemnification.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


7    SHAREHOLDERS' EQUITY

7.1  SHARE CAPITAL

     As of September 30, 2004, 102,936,448 shares of Common stock and 193,771,574 shares of Preferred stock are issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 240,000,000 Common shares and 480,000,000 Preferred shares. Only the Common shares are entitled to vote. Under the Company's By-laws, specific rights are assured to the non-voting Preferred shares. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

     At a meeting of shareholders held on April 30, 2003, shareholders approved a bonus to both common and preferred shareholders of 3 shares per 10 shares held. The bonus resulted in the issuance of 34,235,541,169 new shares (11,877,282,535 Common shares and 22,358,258,634 Preferred shares). At the same meeting, a reverse stock split of 1 share for each 1,000 shares held (after taking into consideration the above mentioned bonus) was approved.

     At a meeting held on November 17, 2003, the Board of Directors of the Company authorized the acquisition of shares of the Company. The shares held in treasury will be sold in the capital markets or cancelled. At September 30, 2004, the Company held in treasury 1,573,200 preferred shares at a value of $15,256 (December 31, 2003 - 690,000 preferred shares at a value of $5,920).

     The shareholders meeting held on April 29, 2004 approved a bonus to both common and preferred shareholders of 1 share per share held which resulted in the issuance of 148,354,011 new shares (51,468,224 Common shares and 96,885,787 Preferred shares).

7.2  DIVIDENDS

     At March 31, 2004, June 30, 2004 and September 30, 2004, interest on equity was credited to shareholders in the amount of $32,326, $34,191 and $ 44,853, respectively, as advance against the minimum mandatory annual dividend (at March 31, 2003, June 30, 2003 and September 30, 2003 were credited $22,122, $17,562 and $25,881, respectively) . At June 30, 2004
     Board of Directors approved to credit to the shareholders interim dividends of $27,543. The interim dividends and interest on equity related to September 30, 2004, will be paid on November 17, 2004.

     Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo ("TJLP") (long-term interest rate) and the balance of shareholders' equity, as measured under Brazilian Corporate Law.

     Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it deducts a charge for income purposes. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders relative to interest on equity at the rate of 15.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


8    EARNINGS PER SHARE (EPS)

     Pursuant to SFAS No. 128, "Earnings per Share" the following tables reconciles net income to the amounts used to calculate basic and diluted EPS. Computations of EPS related to September 30, 2003 presented below have been retroactively adjusted to reflect a stock bonus of 1 share per each share hold approved by the shareholders on April 29, 2004.

BASIC

                                                         NINE-MONTH PERIOD ENDED                             NINE-MONTH PERIOD ENDED
                                                            SEPTEMBER 30, 2004                                 SEPTEMBER 30, 2003
                                             -------------------------------------------------  ------------------------------------

                                                 Common         Preferred       Total           Common       Preferred       Total
                                             ---------------  -------------   -----------     -----------   ------------  ----------
                                             (in thousands, except share and per share data)     (in thousands, except share and
                                                                                                           per share data)
BASIC NUMERATOR
Dividends (interest on equity) declared           48,450         90,463          138,913           22,746       42,819        65,565
Allocated undistributed earnings                 254,517        475,583          730,100           92,801      174,691       267,492
                                             -----------    -----------      -----------      -----------    ----------     --------
Allocated net income available to
  Common and Preferred shareholders              302,967        566,046          869,013          115,547     217,510       333,057

BASIC DENOMINATOR
Weighted-average outstanding shares,
considering the average treasury
shares and after giving, at
September 30, 2003, retroactive
effect to the stock bonus (Note 7.1)         102,936,448    192,320,954      102,936,448      193,771,574
                                             ===========    ===========      ===========      ===========

Earnings per share (in US$) - Basic                 2.94           2.94             1.12              1.12
                                             ===========    ============     ===========      ============


                                                        THREE-MONTH PERIOD ENDED                            THREE-MONTH PERIOD ENDED
                                                            SEPTEMBER 30, 2004                                 SEPTEMBER 30, 2003
                                             -------------------------------------------------  ------------------------------------

                                                 Common         Preferred       Total           Common       Preferred       Total
                                             ---------------  -------------   -----------     -----------   ------------  ----------
                                             (in thousands, except share and per share data)     (in thousands, except share and
                                                                                                           per share data)
BASIC NUMERATOR
Dividends (interest on equity) declared           15,644         29,209           44,853            8,979      16,902        25,881
Allocated undistributed earnings                 145,382        271,452          416,834           19,505      36,717        56,222
                                             -----------    -----------      -----------      -----------    ----------     --------
Allocated net income available to
    Common and Preferred shareholders            161,026        300,661          461,687           28,484      53,619         82,103
                                             ===========    ===========      ===========      ===========    ==========     ========
BASIC DENOMINATOR
Weighted-average outstanding shares,
considering the average treasury shares
and after giving, at September 30, 2003,
retroactive effect to the stock bonus
(Note 7.1)                                   102,936,448    192,198,374                       102,936,448 193,771,574
                                             ===========    ============                      =========== ===========
Earnings per share (in US$) - Basic                 1.56           1.56                              0.28        0.28
                                             ===========    ============                      =========== ===========


                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

DILUTED


                                                                      THREE-MONTH PERIOD ENDED             NINE-MONTH PERIOD ENDED
                                                                           SEPTEMBER 30,                          SEPTEMBER 30,
                                                                    ---------------------------            -------------------------
                                                                          2004            2003             2004            2003
                                                                     -----------     -----------      ------------    ------------
Diluted numerator
Allocated net income available to Common
    and Preferred shareholders
Net income allocated to preferred shareholders                           300,661          53,619          566,046         217,510
Add:
Adjustment to net income allocated to preferred
    shareholders in respect to the potential increase
    in number of preferred shares outstanding, as a
    result of options granted to acquire stock of Gerdau                     504              16              952              67
                                                                     -----------     -----------      ------------    ------------
                                                                         301,165          53,635          566,998         217,577
                                                                     ===========     ===========      ============    ============

Net income allocated to common shareholders                              161,026          28,484          302,967         115,547
Less:
 Adjustment to net income allocated to common
     shareholders in respect to the potential increase
     in number of preferred shares outstanding, as a
     result of option granted to acquire stock of Gerdau
                                                                            (504)            (16)            (952)            (67)
                                                                     -----------     -----------      ------------    ------------
                                                                         160,522          28,468          302,015         115,480
                                                                     ===========     ===========      ============    ============
DILUTED DENOMINATOR
WEIGHTED - AVERAGE NUMBER OF SHARES OUTSTANDING
Common Shares                                                        102,936,448     102,936,448      102,936,448     102,936,448
Preferred Shares
Weighted-average number of preferred shares                          192,198,374     193,771,574      192,320,954     193,771,574
   outstanding
Potential increase in number of preferred shares
    outstanding in respect of stock  option  plan                        926,714         170,548          930,602         171,998
                                                                     -----------     -----------      ------------    ------------
Total                                                                193,125,088     193,942,122      193,251,556     193,943,572
                                                                     ===========     ===========      ============    ============
Earnings per share - Diluted (Common and Preferred Shares)                  1.56            0.28             2.93            1.12
                                                                     ===========     ===========      ============    ============

9    DERIVATIVE INSTRUMENTS

     The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

     GERDAU, GERDAU ACOMINAS AND DONA FRANCISCA ENERGETICA

     As part of its normal business operations Gerdau, Gerdau Acominas and Dona Francisca Energetica obtained U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau, Gerdau Acominas and Dona Francisca Energetica to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on its fixed rate debt expose Gerdau, Gerdau Acominas and Dona Francisca Energetica to changes in fair value on its debt. In order to manage such risks Gerdau, Gerdau Acominas and Dona Francisca Energetica enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau, Gerdau Acominas and Dona Francisca Energetica have

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

     the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

     Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold financial instruments for trading purposes.

     All swaps entered into have been recorded at fair value and realized and unrealized losses are presented in financial expenses in the consolidated statement of income.

     The notional amount of such cross-currency interest rate swaps amounts to $157,461 ($461,810 as of September 30, 2003 and $459,684 as of December 31,
     2003) and mature between October 2004 and November 2013 (October 2003 and March 2006 as of September 30, 2003 and January 2004 and March 2006 as of December 31, 2003) with Brazilian reais interest payable which varies between 85.55% and 106.00% of CDI (between 36% and 105.00% of CDI as of September 30, 2003 and between 71.60% and 105.00% of CDI as of December 31,
     2003). There are no unrealized gains on swaps outstanding as of September 30, 2004 ($17,675 as of September 30, 2003 and $9,685 as of December 31,
     2003) and unrealized losses amount to $15,160 ($35,129 as of September 30, 2003 and $40,938 as of December 31, 2003).

     GERDAU AMERISTEEL CORPORATION

     In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the September 2003 refinancing. The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at March 31, 2004 was approximately $6,522 ($89 at December 31,
     2003).

10   SEGMENT INFORMATION

     There are no significant inter-segment sales transactions and operating income consists of net sales less cost of sales, operating costs and expenses. The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

     The following segments correspond to the business units by which the Executive Committee manages its operations:


                                                       NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004
                         --------------------------------------------------------------------------------------------------------
                                                                                                    ADJUSTMENTS        TOTAL AS
                                       ACOMINAS OURO   SOUTH AMERICA      NORTH                       AND            PER FINANCIAL
                          LONG BRAZIL      BRANCO      (EXCEPT BRAZIL)   AMERICA        TOTAL     RECONCILIATIONS     STATEMENTS
                         -------------  ------------    -------------  -------------  ----------  ---------------     -----------

Net sales                  1,891,624       669,151        189,121      2,393,478       5,143,374      (166,408)       4,976,966
Operating income             583,489       238,363         60,752        399,156       1,281,760       (45,248)       1,236,512
Capital expenditures          91,549        81,638          6,893         65,795         245,875         2,962          248,837
Depreciation and
  amortization                61,508        67,976          7,240         64,605         201,329       (26,366)         174,963
Identifiable assets        1,338,969     1,197,150        243,109      1,840,142       4,619,370      (225,521)       4,393,849



                                      F-23


                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

                                                       NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003
                         --------------------------------------------------------------------------------------------------------
                                                                                                    ADJUSTMENTS        TOTAL AS
                                       ACOMINAS OURO   SOUTH AMERICA      NORTH                        AND           PER FINANCIAL
                          LONG BRAZIL      BRANCO      (EXCEPT BRAZIL)   AMERICA        TOTAL     RECONCILIATIONS     STATEMENTS
                         -------------  ------------    -------------  -------------  ----------  ----------------    -----------

Net sales                  1,289,732       568,734        114,888      1,396,313      3,369,667      (133,498)         3,236,169
Operating income             331,487       180,924         29,353         (3,663)       538,101       (39,018)           499,083
Capital expenditures          85,054       83,485           5,074         40,491        214,104         1,779            215,883
Depreciation and
  amortization 54,785         33,349        5,857          59,404        153,395         (3,182)      150,213
Identifiable assets        1,052,999     1,226,318        183,714      1,472,143      3,935,174      (253,434)         3,681,740


                                                       THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2004
                         --------------------------------------------------------------------------------------------------------
                                                                                                  ADJUSTMENTS        TOTAL AS
                                       ACOMINAS OURO   SOUTH AMERICA      NORTH                      AND            PER FINANCIAL
                          LONG BRAZIL      BRANCO      (EXCEPT BRAZIL)   AMERICA       TOTAL     RECONCILIATIONS     STATEMENTS
                         -------------  ------------   --------------  ----------    ----------  ---------------     -------------

Net sales                    722,454       253,381         67,649        786,371      1,829,855        39,466         1,869,321
Operating income             174,557       112,124         19,309        159,204        465,194        71,763           536,957
Capital expenditures          41,871         7,516          1,921         24,160         75,468        22,285            97,753
Depreciation and
  amortization 20,897         15,531         2,125         18,585         57,138        (14,577)      42,561
Identifiable assets        1,338,969     1,197,150        243,109      1,840,142      4,619,370      (225,521)        4,393,849


                                                       THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003
                         --------------------------------------------------------------------------------------------------------
                                                                                                  ADJUSTMENTS        TOTAL AS
                                       ACOMINAS OURO   SOUTH AMERICA      NORTH                      AND            PER FINANCIAL
                          LONG BRAZIL      BRANCO      (EXCEPT BRAZIL)   AMERICA       TOTAL     RECONCILIATIONS     STATEMENTS
                         -------------  ------------   --------------  ----------    ----------  ---------------     -------------

Net sales                    476,529       189,489         41,214        487,868   1,195,100       (35,007)   1,160,093
Operating income             119,306        54,630         10,327         (7,381)    176,882           446      177,328
Capital expenditures          29,780        20,394          2,045         16,154      68,373         2,359       70,732
Depreciation and
  amortization 20,829        11,250          2,149         19,245      53,473           (38)      53,435
Identifiable assets        1,052,999     1,226,318        183,714      1,472,143   3,935,174      (253,434)   3,681,740


                                                                YEAR END SEPTEMBER 30, 2004
                         --------------------------------------------------------------------------------------------------------
                                                                                                  ADJUSTMENTS        TOTAL AS
                                       ACOMINAS OURO   SOUTH AMERICA      NORTH                      AND            PER FINANCIAL
                          LONG BRAZIL      BRANCO      (EXCEPT BRAZIL)   AMERICA       TOTAL     RECONCILIATIONS     STATEMENTS
                         -------------  ------------   --------------  ----------    ----------  ---------------     -------------

 Capital expenditures        103,243       115,643          7,702         57,041     283,629        14,126      297,755
 Identifiable assets       1,143,326     1,070,552        197,881      1,479,110   3,890,869      (322,893)   3,567,976


The segment information above has been prepared under Brazilian GAAP and consistent with that presented at the year end financial statements. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information Long Brazil.

Geographic information about the Company presented on the same basis as the segment information above is as follows:


                                           NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004
                          --------------------------------------------------------------------------------
                                                                                     ADJUSTMENTS        TOTAL AS PER
                                        SOUTH AMERICA       NORTH                         AND            FINANCIAL
                             BRAZIL    (EXCEPT BRAZIL)     AMERICA       TOTAL      RECONCILIATIONS      STATEMENTS
                          -----------  --------------   --------------  ---------   -----------------   -----------
Net sales                  2,560,775         189,121    2,393,478       5,143,374      (166,408)         4,976,966
Operating income             821,852          60,752      399,156       1,281,760       (45,248)         1,236,512
Identifiable assets        2,536,119         243,109    1,840,142       4,619,370      (225,521)         4,393,849
long lived assets          1,596,139         136,157      889,550       2,621,846      (124,745)         2,497,101



                                      F-24

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


                                           NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003
                          --------------------------------------------------------------------------------
                                                                                     ADJUSTMENTS        TOTAL AS PER
                                        SOUTH AMERICA       NORTH                         AND            FINANCIAL
                             BRAZIL    (EXCEPT BRAZIL)     AMERICA       TOTAL      RECONCILIATIONS      STATEMENTS
                          -----------  --------------   --------------  ---------   -----------------   -----------

Net sales                  1,858,466         114,888       1,396,313    3,369,667      (133,498)         3,236,169
Operating income             512,411          29,353          (3,663)     538,101       (39,018)           499,083
Identifiable assets        2,279,317         183,714       1,472,143    3,935,174      (253,434)         3,681,740
long lived assets          1,602,982         133,564         874,148    2,610,694      (184,468)         2,426,226


                                           THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2004
                          --------------------------------------------------------------------------------
                                                                                     ADJUSTMENTS        TOTAL AS PER
                                        SOUTH AMERICA       NORTH                         AND            FINANCIAL
                             BRAZIL    (EXCEPT BRAZIL)     AMERICA       TOTAL      RECONCILIATIONS      STATEMENTS
                          -----------  --------------   --------------  ---------   -----------------   -----------

Net sales                    975,835          67,649      786,371    1,829,855        39,466    1,869,321
Operating income             286,681          19,309      159,204      465,194        71,763      536,957
Identifiable assets        2,536,119         243,109    1,840,142    4,619,370      (225,521)   4,393,849
long lived assets          1,596,139         136,157      889,550    2,621,846      (124,745)   2,497,101


                                           THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003
                          --------------------------------------------------------------------------------
                                                                                     ADJUSTMENTS        TOTAL AS PER
                                        SOUTH AMERICA       NORTH                         AND            FINANCIAL
                             BRAZIL    (EXCEPT BRAZIL)     AMERICA       TOTAL      RECONCILIATIONS      STATEMENTS
                          -----------  --------------   --------------  ---------   -----------------   -----------

Net sales                    666,018          41,214      487,868      1,195,100         (35,007)         1,160,093
Operating income             173,936          10,327       (7,381)       176,882             446            177,328
Identifiable assets        2,279,317         183,714    1,472,143      3,935,174        (253,434)         3,681,740
long lived assets          1,602,982         133,564      874,148      2,610,694        (184,468)         2,426,226


11   INCOME TAX RECONCILIATION

     A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:


                                                                 THREE-MONTH PERIOD ENDED            NINE-MONTH PERIOD ENDED
                                                                      SEPTEMBER 30
                                                              --------------------------------  ------------------------------
                                                                   2004             2003               2004            2003
                                                              ---------------   --------------  --------------  --------------
Income before taxes and minority interest                            625,295           98,666       1,261,014         365,443
Brazilian composite statutory income tax rate                            34%              34%             34%             34%
                                                              ---------------   --------------  --------------  --------------
Income tax at Brazilian income tax rate                              212,601           33,547         428,745         124,251
Permanent differences:
Foreign income having  different statutory rates                      (1,840)          (2,864)        (10,042)        (11,953)
Non-taxable income net of non-deductible expenses                        432           (2,599)         (2,313)         (1,255)
Reversal of valuation allowance                                     (102,279)          (2,634)       (102,279)        (83,809)
Benefit of deductible interest on equity paid to shareholders        (18,376)          (8,800)        (41,161)        (22,292)
 Other, net                                                            9,743             (226)         (4,784)         (7,597)
                                                              ---------------   --------------  --------------  --------------
Income tax expense (benefit)                                         100,281           16,424         268,166          (2,655)
                                                              ===============   ==============  ==============  ==============

12   PENSION PLANS

     Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the "Brazilian Plans") covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries ("Gerdau Plan") and one plan for the employees of Gerdau Acominas and its subsidiaries ("Gerdau Acominas Plan"). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries,

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


     including Gerdau Ameristeel, sponsor defined benefit plans (the "North American Plans") covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

     The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

     The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company's consolidated statements of financial position:

BRAZIL PLANS

                                                            THREE-MONTH PERIOD             NINE-MONTH PERIOD
                                                            ENDED SEPTEMBER 30            ENDED SEPTEMBER 30
                                                       ---------------------------  ----------------------------
                                                          2004           2003           2004           2003
                                                       ------------   ------------  -------------  -------------
Components of net periodic benefit cost
Service cost                                                 1,680          1,410          5,050          4,004
Interest cost                                                5,490          4,212         16,501         11,962
Expected return on plan assets                              (8,733)        (5,695)       (26,249)       (16,174)
Amortization of transition obligation                         (124)            48           (374)           136
Amortization of prior service cost                             122            124            366            352
Recognized actuarial gain                                     (712)          (572)        (2,140)        (1,624)
Employees contribuitions                                      (368)          (305)        (1,106)          (866)
                                                       ------------   ------------  -------------  -------------
Net periodic benefit                                        (2,645)          (778)        (7,952)      (2,210)
                                                       ============   ============  =============  =============


                                                            THREE-MONTH PERIOD            NINE-MONTH PERIOD
                                                            ENDED SEPTEMBER 30            ENDED SEPTEMBER 30
                                                       ---------------------------  ----------------------------
                                                          2004           2003           2004           2003
                                                       ------------   ------------  -------------  -------------

Components of net periodic benefit cost
Service cost                                               2,454          2,007         7,362          6,021
Interest cost                                              5,593          5,208        16,779         15,624
Expected return on plan assets                            (5,239)        (4,626)      (15,717)       (13,878)
Amortization of transition obligation                         43             41           129            123
Amortization of prior service cost                            72            115           216            345
Recognized actuarial gain                                    582            239         1,746            717
Settlement loss                                                -             35             -            105
                                                        ---------   ------------  ------------  -------------
Net periodic cost                                          3,505          3,019        10,515          9,057
                                                        =========   ============  ============  =============

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

                                                            THREE-MONTH PERIOD            NINE-MONTH PERIOD
                                                            ENDED SEPTEMBER 30            ENDED SEPTEMBER 30
                                                        ------------------------  ----------------------------
                                                          2004           2003           2004           2003
                                                        ------------   ---------  -------------  -------------

Components of net periodic benefit cost
Service cost                                                  232            220           696            660
Interest cost                                                 546            562         1,638          1,686
Amortization of prior service cost                            (53)             -          (159)             -
Recognized actuarial loss                                       7              -            21              -
                                                        ----------     ---------  ------------  -------------
Net periodic cost                                             732            782         2,196          2,346
                                                        ==========     =========  ============  =============

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

ACQUISITIONS

13.1 ASSETS AND LIABILITIES OF POTTER FORM & TIE CO.

     In March 2004, the Gerdau Ameristeel concluded the acquisition of certain assets and assumed certain liabilities of Potter Form & Tie co., a leading supplier for fabricated rebar and concrete construction supplies for the concrete construction industry in the Midwest of United States, for approximately $11,100. The transaction was accounted for as a business combination.

13.2 MARGUSA

     On November 18, 2003, the Company exchanged certain forestry holdings in exchange for 1,776,638 newly issued shares of Maranhao Gusa S.A. ("Margusa"), a producer of pig iron obtaining a 17% interest in total and in voting interest in Margusa. On December 2, 2003, the Company signed a purchase agreement to buy the remaining shares of Margusa for $18,000. The cash portion is payable in 8 installments with the first paid on December 2003 and the remaining 7 installments payable during 2004. As at December 31, 2003, the Company recorded the investment in Margusa at cost ($16,300) represented by a cash payment of $2,234 (corresponding to the first installment of the eight due at the year-end exchange rate) and the value of the forestry holdings transferred to Margusa of $14,066.

     Control was transferred to the Company on January 5, 2004 which is considered the acquisition date for accounting purposes. As from that date, the financial statement of Margusa have been consolidated. The purchase price was finally reduced to $16,337 as a result of the contractually agreed adjustments.

     The transaction was accounted for as a business combination and resulted in unallocated goodwill and intangible assets of $ 11,692. Management believes that goodwill arising from the transaction is attributable to future results which are expected as result of the integration of this operation with the other existing plants.

13.3 GERDAU AMERISTEEL

     On April 14, 2004, Gerdau Ameristeel issued 26,800,000 common shares. The price has been set at Cnd$4.90 per share ($3.64 at the exchange rate on the date of the transaction), the closing price of the Company's common shares on the Toronto Stock Exchange on March 31, 2004.

     All the shares were acquired by the Company for a total purchase price of $97,771 and as a result of the transaction the Company increased its interest in Gerdau Ameristeel from 68.59% to 72.34%. The transaction was accounted as a step acquisition and purchase price has been allocated to assets acquired and liabilities assumed. No goodwill resulted from the purchase price allocation.

13.4 AGREEMENT TO ACQUIRE NORTH STAR ASSETS

     Gerdau Ameristeel US Inc., a subsidiary of Gerdau Ameristeel Corporation has entered into agreements with Cargill, Incorporated and certain of its subsidiaries to purchase the fixed assets and working capital of four long steel product minimills, three wire rod processing facilities and a grinding ball facility all located in the United States.

     The purchase price for the acquired assets is $266,000 in cash subject to adjustment for working capital fluctuations prior to the closing date. The agreement includes the assumption by Gerdau Ameristeel at the closing of substantially all of the liabilities of the businesses being acquired, including specific contractual obligations and selected employee liabilities.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


14   GUARANTEE OF INDEBTEDNESS

(a) Gerdau has provided a surety to Dona Francisca Energetica S.A., in financing contracts which amount to R$ 101,894 thousand (equivalent of $35,645 at period-end exchange rate). Under the surety Gerdau guarantees 51.82% of the debt ($ 18,471) of such debt. This guarantee was established before ember 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 ("FIN 45"). The guarantee may be executed by lenders in the event of default by Dona Francisca Energetica S.A.

(b) During the first quarter of 2004 Gerdau Ameristeel, a Company's subsidiary, obtained $20,000 and $5,000 loans from a Brazilian bank which carry interest at 2.6525% p.a. Both loans mature on February 2005 and are guaranteed by Gerdau.

     Also, Gerdau is the guarantor on Euro Commercial Papers of its subsidiary GTL Trade Finance Inc., in the amount of $100,000 and loans of its subsidiary GTL Financial Corp in the amount of $5,000.

     As the guarantees above are between a parent company (the Company) and its subsidiaries (Gerdau Ameristeel, GTL Trade Finance Inc. and GTL Financial
     Corp) they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries of satisfying their financial obligation.

(c) Gerdau Acominas provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At September 30, 2004 customer guarantees provided by the company totaled $23,636. Since Banco Gerdau S.A. and Gerdau Acominas S.A. are under the common control of MG this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 ("FIN 45").


15   SUBSEQUENT EVENT

(a) On October 13, 2004, the subsidiary GTL Trade Finance Inc. concluded an operation of Euro Commercial Paper Notes amounting US$ 110,000, with due date on December 10, 2005 and interest of 3.0% per year.

(b) On October 15, 2004, Gerdau Ameristeel issued 70 million common shares at a value of Cdn $5.90 per share ($4.70 per share) totaling net proceeds of approximately $320,400 million after deducting underwriters' fees and estimated expenses. Gerdau purchased 35 million of the common shares and as a result of acquiring a percentage below to its previous holding of shares in Gerdau Ameristeel had its interest in Gerdau Ameristeel diluted to approximately 67%.

(c) On October 27, 2004, the Company, through its subsidiary Gerdau Ameristeel Corporation, entered into an agreement to purchase substantially all the assets of Gate City Steel, Inc. and RJ Rebar, Inc. The acquisition consists of seven epoxy-coated and fabricated concrete reinforcing steel facilities located throughout the Midwest.

(d) On November 1, 2004, Gerdau Ameristeel consummated the acquisition of the assets and working capital of North Star (See Note 13.4). The purchase price for the acquired assets is $266 million in cash and were assumed approximately $12,000 of debt and employee benefit obligations. Gerdau Ameristeel expects to pay an additional amount of approximately $30,000 within the next 60 days as an adjustment to the purchase price reflecting higher working capital levels on the day of the closing

(e) On November 3, 2004, the Board of Directors approved to credit to the shareholders interest on equity for $55,265. The interest on equity will be calculated and credited based on the shares outstanding on November 3, 2004 (R$ 0.53 per share, equivalents to $0.19 per share at period-end exchange rate). Payment is expected to occur on November 17, 2004 and will be considered an advance against the annual minimum dividend * * *


                                     * * *